UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For March 28, 2013

Commission File Number 001-14624

RBS Holdings N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following information was issued as a Company announcement in Amsterdam, The Netherlands on March 28, 2013:

Amsterdam 28 March 2013

RBS Holdings N.V. publishes its 2012 Annual Report

RBS Holdings N.V. today announces the publication of its 2012 Annual Report and Accounts. RBS Holdings N.V. and its banking entity The Royal Bank of Scotland NV (RBSH Group) are majority owned by The Royal Bank of Scotland Group plc.

Key financials
	2012	2011
for the year ended 31 December	€m	€m
Total income	708	4,006
Operating (loss)/profit before impairment losses	(822)	1,579
Operating loss before tax	(887)	(186)
Operating loss before tax excluding own credit adjustments	(22)	(1,476)

	2012	2011
at 31 December	€m	€m
Total assets	70,954	146,776
Loans and advances to customers	6,380	29,578
Deposits	37,103	86,121
Equity attributable to controlling interests	1,799	3,395
Capital ratios	– Core Tier 1	11.7%	8.6%
	– Tier 1	13.9%	12.0%
	– Total	19.8%	17.5%

Summary consolidated income statement
	2012	2011
	€m	€m
Net interest income	605	688
Fees and commissions receivable	469	1,039
Fees and commissions payable	(198)	(367)
Other non-interest income (1)	697	1,356
Non-interest income (1)	968	2,028
Total income (1)	1,573	2,716
Operating expenses	(1,530)	(2,427)
Operating profit before impairment losses (1)	43	289
Impairment losses	(65)	(1,765)
Operating loss before tax excluding own credit adjustments	(22)	(1,476)
Tax charge	(129)	(449)
Own credit adjustments	(865)	1,290
Loss from continuing operations	(1,016)	(635)
Profit from discontinued operations, net of tax	17	40
Loss for the year	(999)	(595)
Attributable to:
Non-controlling interests	-	-
Controlling interests	(999)	(595)

Note
(1) Excluding own credit adjustments

Results of operations in 2012

2012 saw good progress in terms of risk reduction due to the substantial progress that was made in transferring businesses to The Royal Bank of Scotland plc (RBS plc) during 2012. However, RBS Holdings N.V. recorded a loss for the period of €999 million. The loss principally reflected a €2,155 million lower own credit adjustment attributable to the tightening of credit spreads in 2012. In addition net interest income and fee and commission income decreased following the transfer of businesses to RBS plc in 2012, particularly reflecting interest income reductions in International Banking.

These decreases were partially offset by lower impairment losses. The large impairment losses in 2011 related to Greek sovereign available-for-sale bonds and related interest rate hedge adjustments as a result of Greece’s continuing fiscal difficulties. In the first half of 2012, as part of Private Sector Involvement in the Greek government bail-out, the vast majority of this portfolio was exchanged for Greek sovereign debt and European Financial Stability Facility notes; the Greek sovereign debt received in the exchange was sold.

Total equity as at the 31 December 2012 was €1.8 billion, a decrease of €1.6 billion compared to 31 December 2011. RBSH Group’s Tier 1 ratio of 13.9% is higher than the end of 2011 in the face of challenging economic headwinds and continuing costs of de-risking. This has been achieved through a continued focus on reshaping the RBSH Group’s use of capital and as a result of de-risking RBSH Group through the transfer of businesses to RBS plc.

The RBS Holdings N.V. 2012 Annual Report and Accounts is available on the RBS website (www.RBS.com).

For further information, please contact

RBS Group Investor Relations Investor.relations@rbs.com +44 207 672 1758	RBS Group Media Relations +44 131 523 4414(UK) +31 20 464 1150 (NL)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   28 March 2012

RBS HOLDINGS N.V.

By:	/s/ Pieter van der Harst
	Name:	Pieter van der Harst
	Title:	Chief Financial Officer